FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

                      Publicly Held Company with Authorized Capital

                CNPF/MF n. 47.508.411/0001‐56

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD” OR “Company”), in observance to § 4 of Art. 157 of Law 6.404, of December 15, 1976 and CVM Normative Ruling 358/02, communicates to its shareholders and to the general market the following:

The Board of Directors of the Company, in a meeting held on the present date, appointed Mr. Peter Paul L. Estermann to the position of Chief Executive Officer of the Company, position currently occupied by Mr. Ronaldo Iabrudi Pereira.

Mr. Peter has had a distinguished career in companies from various economic sectors, having been the Company's Chief Operating Officer until October 2015, the date from which he took over the Presidency of Via Varejo, a subsidiary of CBD.

The new Chief Executive Officer will also be responsible for the Multi-retail segment; the current Chief Financial Officer Mr. Christophe Hidalgo will also be responsible for the executive leadership of the Malls business segment; and the “Atacarejo” segment will continue under the leadership of Mr. Belmiro Gomes. In addition, Mr. Luis Moreno Sanchez will become a consultant, focused on projects of great relevance, such as digital transformation, own brands and fidelity.

Mr. Ronaldo will remain in office and will make the transition until the date of Mr. Peter's investiture, which will occur on April 27, 2018. In addition, Mr. Ronaldo will continue as a member of the Company's Board of Directors, and will be appointed by the controlling shareholder, as the Co-Vice-Chairman of said body, at the first General Shareholders' Meeting to be held in 2018. In addition, Mr. Ronaldo will remain a member of the Board of Directors of Via Varejo and CBD will also appoint Mr. Peter to join the same plenary body.

Finally, the Board of Directors registered his appreciation and praised the excellent management of Mr. Ronaldo, who added significant value to the Company, underscoring his leadership qualities, dedication and competence at the forefront of the GPA Group.

São Paulo, February 19, 2018

Daniella Sabbag

Investors Relation Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.